[The CtW Investment Group recently posted the following tweets.]

CtW Investment Group @CtWInvGrp  ·  22 Dec 22

Walgreens paying for the privilege of being taken over - see our investor presentation ~~#~~corpgov ~~#~~activistinvestor http://ctwinvestmentgroup.com/walgreen/wp-content/uploads/2014/12/CtWIG_WAGAB_PPT.pdf …

[The link is to a powerpoint presenvation prepared by the CtW Investment Group and available on the CtW Investment Group web site.]

CtW Investment Group @CtWInvGrp  ·  Dec 22

WSJ: Though Walgreen is doing the buying, the deal [for alliance boots] hardly looks like a takeover http://www.nasdaq.com/article/walgreen-steers-a-global-course-20141221-00026#ixzz3MdJbK8ua … ~~#~~corpgov

[The link is to an article from the Wall Street Journal entitled “Walgreen steers a global course.”]

CtW Investment Group @CtWInvGrp  ·  Dec 17

Crains: "New CEO [of Walgreen] must be willing to take orders from [Alliance Boots' Pessina]" ~~#~~corpgov ~~@~~CahillOnBiz http://www.chicagobusiness.com/article/20141217/BLOGS10/141219849/another-way-walgreen-and-sears-are-alike …

[The link is to an article in Crain’s Chicago Business entitled “Another way Walgreen and Sears are alike.”]

CtW Investment Group @CtWInvGrp  ·  Dec 15

Shareholders protest at Boots' US merger ~~#~~corpgov http://investing.businessweek.com/research/stocks/news/article.asp?docKey=600-201412132359KRTRIB__BUSNEWS_58529_61221-1&params=timestamp%7C%7C12/13/2014%2011:59%20PM%20ET%7C%7Cheadline%7C%7CShareholders%20protest%20at%20Boots%27%20US%20merger%20%5BDaily%20Mail%2C%20London%5D%7C%7CdocSource%7C%7CMcClatchy-Tribune%7C%7Cprovider%7C%7CACQUIREMEDIA%7C%7Cbridgesymbol%7C%7CUS%3BWAG&ticker=WAG …

[The link is to an article from Bloomberg BusinessWeek entitled “Shareholders protest at Boots' US merger.”]

CtW Investment Group @CtWInvGrp  ·  Dec 15

Walgreen sees power shift from Deerfield to Italian billionaire, "now a foreign company" via ~~@~~cahillOnBiz ~~#~~corpgov- http://www.chicagobusiness.com/article/20141213/ISSUE10/312139990 …

[The link is to an article from Crain's Chicago Business entitled "Wasson's departure from Walgreen signals the end of an era."]